Exhibit 99.6

                 FORM OF LETTER TO COMMUNITY OFFERING INVESTORS

                   [LETTERHEAD OF JACKSONVILLE BANCORP, INC.]


February 18, 2002

Dear Investor:


The enclosed Prospectus and other documents invite you to invest in Jacksonville Bancorp, Inc., a Florida corporation and parent of The Jacksonville Bank. We are seeking $4 million in additional capital to fund our growth strategy in the
Northeast Florida market. Our goal remains to establish ourselves as Jacksonville's leading community banking company in terms of presence, service, and stockholder value.

                           Jacksonville Bancorp, Inc.

We have just successfully completed a rights offering to our existing stockholders in which we raised $_________ million and are now offering to the general public the opportunity to invest in Jacksonville Bancorp, Inc. We plan to use the additional capital to support our position as a well capitalized bank, take advantage of strong growth and revenue-enhancing opportunities, and also provide more convenience and services to our existing and future customers. Assuming we receive subscriptions for all remaining units offered, we believe we will substantially meet the criteria for listing our common stock on the NASDAQ SmallCap Market. If our application for listing is accepted, more active tracking of our common stock will likely result.


From commencing operations in May 1999 to September 30, 2001, we have grown our assets to $68.5 million and total deposits to $59.6 million. We have also shown consistent improvement in operating results in the seven quarters since inception. The net loss for third quarter of 2001 was $32,000, but the Bank had achieved four months of profitability as of September 2001. The quality of the loan portfolio remains one of the primary strengths of the Bank. As of September 30, 2001, with a loan portfolio of $54.1 million, and 439 loans, we had no charge-off experience and only one loan ($30,000) which was over 60 days past due.

Currently we have three locations in Jacksonville: a Mandarin location, Downtown office, and Queens Harbour branch, and may use the capital raised from investors to open another location in the growing Southside area of Jacksonville. We also plan to expand our loan product offerings to include residential mortgage loans in the near future.


                             Summary of the Offering

We are offering shares and warrants to new investors. During this offering, new investors are able to purchase units consisting of 2 shares of common stock and 1 warrant to purchase 1 share of common stock in the future. We are offering the units at a price of $21.00 per unit. New investors must subscribe to purchase a minimum of 25 units ($525.00). This offer to purchase units expires at 5:00 p.m. on March 29, 2002, unless we extend the offering. We may also terminate the offering early if we receive acceptable subscriptions to purchase all 225,000 available units before March 29, 2002.

Enclosed is the Prospectus and other materials relating to this offering. You will find a summary of the offering beginning on page 1 of the Prospectus. You should also refer to the detailed Instructions for Use of Subscription Certificates, which are located at the back of the Prospectus, as is the Subscription Certificate.

To purchase units, please complete and execute your Subscription Certificate (or Notice of Guaranteed Delivery), detach it from the Prospectus and send it with your payment to Independent Bankers' Bank of Florida, as indicated in the Prospectus, before 5:00 p.m., Eastern Time, on March 29, 2002.

If you have questions concerning this offering, please feel free to contact Gilbert J. Pomar, III, our President and Chief Executive Officer, at (904) 421-3040. Thank you for your consideration.

Sincerely,


Donald E. Roller, Chairman of the Board